This announcement does not constitute a public offer for ordinary shares and/or global depository shares in the capital of Zentiva N.V. No offer is or will be extended to the United States, Canada and Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

Sanofi-aventis Announces Final

Results

of Zentiva Offer

•	Sanofi-aventis holds about 96.8% of share capital

•	A minority buy-out is planned

Paris, France - March 12, 2009 - Sanofi-aventis (EURONEXT : SAN and NYSE : SNY) announced today that following settlement of its voluntary public offer for Zentiva N.V., sanofi-aventis Europe now holds about 96.8% of Zentiva N.V.’s share capital. Over 27.7 million shares, including approximately three hundred twenty thousand in the form of GDSs, were purchased in the offer, and additional shares have been acquired following the end of the offer validity period.

Sanofi-aventis Europe’s shareholding in Zentiva N.V. satisfies the statutory 95% threshold for a squeeze-out procedure (uitkoopprocedure) of remaining minority shareholders in accordance with the applicable provisions of Dutch law. Sanofi-aventis intends to initiate such a procedure in the near future.

“I am personally very pleased to announce the successful outcome of our offer to acquire Zentiva and I am looking forward to welcoming the Zentiva employees into the sanofi-aventis group. Zentiva brings a large portfolio of branded generic drugs and affordable medicines, which is well adapted to market dynamics and patients needs in this region”, said Chris Viehbacher, CEO of sanofi-aventis.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Zentiva N.V.

Zentiva N.V. is an international pharmaceutical company focused on developing, manufacturing and marketing modern generic pharmaceutical products. The Company has leading positions in the pharmaceutical markets in the Czech Republic, Slovakia, Romania, and Turkey and is growing rapidly in Poland, Russia, Bulgaria, Hungary, the Ukraine and the Baltic States.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended 31 December 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.